February 16, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:                                         Amanda Ravitz

David Burton

Lynn Dicker

Tim Buchmiller

Geoff Kruczek

Re:                             nLIGHT, Inc.
Draft Registration Statement on Form S-1
Submitted December 20, 2017
CIK No. 0001124796

Ladies and Gentlemen:

On behalf of our client, nLIGHT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 16, 2018, relating to the above referenced Confidential Draft Registration Statement on Form S-1.  On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the December 20, 2017 submission).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.

Table of Contents

1.                                      In the first paragraph following the table of contents, please clarify that investors may also rely on information contained in any free writing prospectus you have authorized for use in connection with the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure in the first paragraph following the table of contents of the Registration Statement.

Prospectus Summary

2.                                      Provide us independent, objective support for your statement in the first paragraph that you are a “leading provider of high-power semiconductor and fiber lasers” and for your statement in the second paragraph that your lasers are “the industry’s most brilliant.”  In light of your market share, please clarify the basis for your disclosure that “[y]our lasers are changing not only the way things are made but also the things that can be made.”

The Company advises the Staff that its statement that it is a “leading provider of high-power semiconductor and fiber lasers” is based on the following factors: (a) the Company’s semiconductor lasers are the industry’s most brilliant, a critical measure of laser performance, (b) the Company’s fiber lasers are industry leaders in power stability, an important differentiator for advanced and emerging applications, (c) the Company has been able to offer competitive pricing for its products relative to comparable products offered by a leading competitor and (d) the Company has an established customer base of leading companies.  The Company is supplementally providing the Staff with support for these assertions.

The Company advises the Staff that it is supplementally providing the Staff with support for the statement that the Company’s lasers are “the industry’s most brilliant.”

The Company advises the Staff that its statement that its “lasers are changing not only the way things are made but also the things that can be made” is based on the applications of the Company’s lasers in the marketplace.  As an example, the Company is supplementally providing the Staff with support showing how, through additive manufacturing, a customer used the Company’s lasers to develop a jet-engine fuel nozzle that was impossible to create with traditional manufacturing tools.

3.                                      We note your indication of revenue and net loss during 2016.  Please also indicate, if true, that you have experienced net losses in each year since inception in 2000 and disclose your accumulated deficit as of your most recent balance sheet date.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Registration Statement.

Reliability, page 3

4.                                      Disclose the basis for your belief that your fiber lasers are industry leaders in power stability.

The Company advises the Staff that it is supplementally providing the Staff with support for the statement that the Company’s fiber lasers are “industry leaders in power stability.”

Emerging Growth Company Status, page 7

5.                                      Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company acknowledges the Staff’s comment and will provide the Staff on a supplemental basis with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Summary Consolidated Financial Data, page 10

6.                                      We note disclosures in this section and throughout the filing that you intend to present pro forma adjustments that give effect to the automatic conversion of all of your outstanding shares of preferred stock into shares of common stock and the conversion of convertible preferred stock warrants into common stock warrants.  We further note your disclosures on pages F-24 and F-28 that your preferred stock automatically convert into shares of common stock upon an initial public offering provided that the offering price is not less than $1.437 per share and the aggregate cash proceeds to the company are not less than $50 million.  Please tell us whether you presently expect the offering to meet such conditions.  Otherwise, explain to us why you believe these pro forma adjustments will be factually supportable.

The Company respectfully advises the Staff that it expects that the aggregate cash proceeds from the offering will exceed $50 million.  In addition, the Company advises the Staff that although the Company has not determined the price range for the offering, the Company will revise its disclosure if the bottom of the price range is less than $1.437 per share (subject to appropriate adjustment in the event of any stock split).  The Company further submits to the Staff that it would not seek to complete an initial public offering absent a binding arrangement with its stockholders to cause the Company’s existing convertible preferred stock to convert to common stock.

Special Note.., page 39

7.                                      The statutory safe harbor to which you refer is inapplicable to statements made in connection with this initial public offering. Please revise to eliminate any implication to the contrary.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Registration Statement.

Dilution, page 45

8.                                      Please disclose how the numbers and percentages in the table on page 46 would change, assuming the exercise of all outstanding options and warrants.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Registration Statement.

Management’s Discussion and Analysis…, page 49

9.                                      We note from your disclosure under “Our Market Opportunity” on page 4 that the projected compound annual growth rate appears to be slightly less than 7% for the overall laser market.  We also note from your disclosure that your industry experiences declining average selling prices.  Discuss any known trends as to the relation between projected industry growth rates and anticipated declines in average selling prices.  Clarify how you intend to achieve profitability if your sales growth does not exceed price declines.  Expand your risk factor disclosure as appropriate.

The Company respectfully advises the Staff that despite eroding average selling prices, the industry has historically experienced continued growth in sales. The fiber laser sector, which is expected to grow at a compound annual growth rate (“CAGR”) of just under 7% between 2016 and 2021, represented approximately 15% of the overall laser market in 2016 and is expected to represent approximately the same percentage of the projected $13.5 billion overall laser market in 2021. The Company sells both semiconductor lasers and fiber lasers, and as such the Company’s sales are not limited to the fiber laser sector of the overall market.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 15, 50, 51 and 70 of the Registration Statement to discuss how it intends to achieve profitability if sales growth does not exceed price declines.

10.                               We note your disclosures regarding the performance and attributes of your products and your position as a leading provider of lasers, and your disclosure about how semiconductor and fiber lasers are “displacing” other laser and non-laser technologies.  Given your history of losses in each year since 2000, please revise to describe these trends and your competitive position in more detail and discuss and analyze how they have affected your revenue growth, gross margins and net losses for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 50, 51 and 54 of the Registration Statement.

Revenues, page 53

11.                               Given your disclosure regarding declining average sales prices, separately address and quantify how changes in volume, introduction of new products and changes in the prices of your products affected revenues for the periods presented, as well as the reasons underlying those changes.  We note, in this regard, that you list on page 50 factors that may potentially cause the underlying changes in volume and price; however, it is unclear what, if any, of those factors actually caused the changes for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure pages 50, 51 and 54 of the Registration Statement.

Business, page 66

12.                               We note your disclosure on page 17 that two customers accounted for 10% or more of your revenues in 2016.  Disclose the name of any customer that accounts for 10% or more of your sales and the loss of which would have a material adverse effect on you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 77 of the Registration Statement.

Products, page 72

13.                               Please disclose the amount of revenues for each of the last three fiscal years contributed by each of the products referenced on this page.

The Company respectfully submits to the Staff that Item 101(c)(1)(i) of Regulation S-K requires disclosure of “the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years” but only to “the extent material to an understanding of the registrant’s business taken as a whole.”  The Company submits to the Staff that disclosure of the amount of revenues for each of the Company’s products referenced in the Registration Statement is not material to an understanding of the Company’s business and could potentially confuse or mislead investors.  As disclosed in the Registration Statement, the Company’s semiconductor lasers serve as the core building block of all of the Company’s products.  While the semiconductor lasers can be sold as standalone solutions, they also are integrated into the Company’s fiber lasers, which may be coupled with additional fiber lasers to form the end product sold to customers.  Given the integration of semiconductor lasers and fiber lasers into certain final products, the Company believes that a distinction between revenues derived from semiconductor lasers and fiber lasers would be artificial and could potentially confuse or mislead investors.

Furthermore, the Company respectfully submits to the Staff that the factors affecting its performance are driven by, among other things, conditions in the industrial, microfabrication, and aerospace and defense markets, and the geographic locations in which the Company sells its products.  Each end market operates in a unique environment that drives demand for the Company’s lasers.  Disclosure of revenues by end market and geographic location provides investors with meaningful information on how those unique factors affect revenues for the periods presented.  The Company advises the Staff that the Company has disclosed the revenues from each market or geographic location on pages 15, 16, 51 and F-29, as well as elsewhere in the Registration Statement, and respectfully submits to the Staff that the current disclosure in the Registration Statement provides appropriate and meaningful information to investors.

Research and Development, page 75

14.                               Expand your disclosure to indicate the amount spent on research and development during each of the last three fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement.

Manufacturing, Sources of Supply and Raw Materials, page 77

15.                               Please revise to clarify the extent of utilization of your manufacturing facilities, given your disclosure on pages 53-54 regarding improved absorption of fixed costs.

The Company respectfully submits to the Staff that disclosure of the extent of its utilization of existing manufacturing facilities would not be useful to investors and would disclose sensitive information to the Company’s competitors.  As disclosed in the Registration Statement, the Company has a vertically integrated business model, enabling the Company to manufacture, package and test the critical elements of its high-power semiconductor and fiber lasers, including semiconductor laser chips and optical fiber.  As a result of this vertical integration, the Company’s manufacturing facilities serve a variety of functions, and certain facilities or functional areas within facilities may be utilized at a higher or lower rate than other facilities or functional areas within facilities.  Given this dynamic, providing a blended utilization rate of all of the Company’s manufacturing facilities would not provide investors with useful information and could potentially mislead investors.  Furthermore, providing a more granular level of detail would divulge sensitive information to the Company’s competitors, enabling them to better understand the Company’s manufacturing capabilities and constraints, which could harm the Company’s business.

In response to the Staff’s comment, the Company has revised disclosure on page 79 of the Registration Statement to provide a qualitative assessment of the adequacy of its existing manufacturing facilities.  The Company believes that the revised disclosure provides investors with the proper balance of helpful disclosure without divulging information that could lead to competitive harm to the Company’s business.

****

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2575 or jskim@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeana S. Kim

Jeana S. Kim

cc:                                Scott H. Keeney, nLIGHT, Inc.

Ran Bareket, nLIGHT, Inc.

Kerry Hill, nLIGHT, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Warren T. Lazarow, O’Melveny & Myers LLP

Eric C. Sibbitt, O’Melveny & Myers LLP

Rod Clark, KPMG LLP